Schedule I

Transactions Effected in the Past 60 Days

The following transactions in the shares of Common Stock were effected by the following Reporting Persons in the past sixty (60) days:

Trade Date	Buy/Sale	QTY	Price per Share	Entity

6/20/2025	Sale	41,333	2.617	Famatown Finance Limited
6/23/2025	Sale	52,909	2.425	Famatown Finance Limited
6/24/2025	Sale	32,884	2.009	Famatown Finance Limited
6/25/2025	Sale	3,861	2.000	Famatown Finance Limited
6/26/2025	Sale	58,083	2.006	Famatown Finance Limited
6/27/2025	Sale	4,730	2.032	Famatown Finance Limited
6/27/2025	Sale	98,461	2.032	Geveran Investments Limited
7/1/2025	Sale	25,200	2.000	Geveran Investments Limited